SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

PENWEST PHARMACEUTICALS CO.
(Name of Issuer)
COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)
709754105
(CUSIP Number)
August 1, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709754105	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER 1,417,740 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,417,740 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 709754105	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,417,740 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,417,740 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 709754105	Page 4 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,417,740 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,417,740 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 709754105	Page 5 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas Global Investments II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER None
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,417,740 (See Item 4)
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER None
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,417,740 (See Item 4)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 709754105	Page 6 of 14 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Balyasny Asset Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 1,417,740 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,417,740 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 835692104	Page 7 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dmitry Balyasny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 1,417,740 (See Item 4)
BENEFICIALLY OWNED	6	SHARED VOTING POWER None
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,417,740 (See Item 4)
PERSON WITH:	8	SHARED DISPOSITIVE POWER None

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,740 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1	(a)	Name of Issuer:

Penwest Pharmaceuticals Co. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

39 Old Ridgebury Road, Suite 11 Danbury, Connecticut 06810-5120

Item 2	(a)-(c)	This statement is filed on behalf of the following:

    (1)     Atlas Master Fund, Ltd., a Cayman Islands corporation (“AMF”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(2) Atlas Global, LLC, a Delaware limited liability company (“AG”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. AG owns 19.1% of the equity interests in AMF.

    (3)     Atlas Global Investments, Ltd., a Cayman Islands corporation (“AGI1”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI1 owns 73.4% of the equity interests in AMF.

    (4)     Atlas Global Investments II, Ltd., a Cayman Islands corporation (“AGI2”), with its principal business office at c/o Walkers SPV Limited, Walker House, P.O. Box 908 GT, George Town, Grand Cayman, Cayman Islands, British West Indies. AGI2 owns 7.5% of the equity interests in AMF.

    (5)     Balyasny Asset Management L.P., a Delaware limited partnership (“BAM”), with its principal business office at 181 West Madison, Suite 3600, Chicago, IL 60602. BAM is the sole managing member of AG and is the investment manager to each of AG, AGI1 and AGI2.

(6) Dmitry Balyasny, a United States citizen whose business address is 181 West Madison, Suite 3600, Chicago, IL 60602. Dmitry Balyasny is the sole managing member of the general partner of BAM.

(d)	Title of Class of Securities:

Common Stock, $.001 par value per share

(e)	CUSIP Number:

709754105

Page 8 of 14 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

AMF

(a)	Amount Beneficially Owned:

1,417,740 shares

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,417,740 shares

(ii)	shared power to vote or to direct vote:

None

(iii)	sole power to dispose or direct disposition of:

1,417,740 shares

(iv)	shared power to dispose or to direct disposition of:

None

AG

(a)	Amount Beneficially Owned:

By virtue of its ownership of 19.1% of the equity interest in AMF, AG may be deemed to beneficially own the 1,417,740 shares of the Company’s Common Stock beneficially owned by AMF.

Page 9 of 14 Pages

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

1,417,740 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

1,417,740 shares

AGI1

(a)	Amount Beneficially Owned:

By virtue of its ownership of 73.4% of the equity interest in AMF, AGI1 may be deemed to beneficially own the 1,417,740 shares of the Company’s Common Stock beneficially owned by AMF.

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

1,417,740 shares

Page 10 of 14 Pages

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

1,417,740 shares

AGI2

(a)	Amount Beneficially Owned:

By virtue of its ownership of 7.5% of the equity interest in AMF, AGI2 may be deemed to beneficially own the 1,417,740 shares of the Company’s Common Stock beneficially owned by AMF.

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

1,417,740 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

1,417,740 shares

BAM

(a)	Amount Beneficially Owned:

By virtue of its position as investment manager of each of AG, AGI1 and AGI2 and its role as sole managing member of AG, BAM may be deemed to beneficially own the 1,417,740 shares of the Company’s Common Stock beneficially owned by AG, AGI1 and AGI2.

Page 11 of 14 Pages

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,417,740 shares

(ii)	shared power to vote or to direct vote:

None

(iii)	sole power to dispose or direct disposition of:

1,417,740 shares

(iv)	shared power to dispose or to direct disposition of:

None

Dmitry Balyasny

(a)	Amount Beneficially Owned:

By virtue of his position as the sole managing member of the general partner of BAM, Mr. Balyasny may be deemed to beneficially own the 1,417,740 shares of the Company’s Common Stock beneficially owned by BAM.

(b)	Percent of Class:

6.5%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,417,740

(ii)	shared power to vote or to direct vote:

None

Page 12 of 14 Pages

(iii)	sole power to dispose or direct disposition of:

1,417,740

(iv)	shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 13 of 14 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2005.

ATLAS MASTER FUND, LTD.	ATLAS GLOBAL INVESTMENTS II, LTD.
By: /s/ Dmitry Balyasny	By: /s/ Dmitry Balyasny
Dmitry Balyasny	Dmitry Balyasny
Authorized Signatory	Authorized Signatory
ATLAS GLOBAL, LLC	BALYASNY ASSET MANAGEMENT L.P.
By: /s/ Dmitry Balyasny	By: /s/ Dmitry Balyasny
Dmitry Balyasny	Dmitry Balyasny
Authorized Signatory	Authorized Signatory
ATLAS GLOBAL INVESTMENTS, LTD.
By: /s/ Dmitry Balyasny	/s/ Dmitry Balyasny
Dmitry Balyasny	Dmitry Balyasny
Authorized Signatory

Page 14 of 14 Pages